UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

	BY:	People’s United Bank

Date: June 28, 2012	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

The People’s United Bank Compensation, Nominating and Governance Committee of the Board of Directors and

Participants of the People’s United Bank 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut
June 28, 2012

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

(In thousands)

	2011	2010
Assets:
Investments, at fair value (note 3):
Mutual fund shares	$289,189	$253,000
Putnam Stable Value Fund	117,220	112,092
People’s United Financial, Inc. Stock Fund	79,284	83,647
Putnam S&P 500 Index Fund	—	37,169

Total investments, at fair value	485,693	485,908

Receivables:
Notes receivable from participants (note 4)	12,300	12,202
Employer contributions (note 5)	4,790	4,939
Participant contributions (note 5)	502	431

Total receivables	17,592	17,572

Total assets available for plan benefits	503,285	503,480

Liabilities:
Accrued plan expenses	52	34

Total liabilities	52	34

Net assets available for plan benefits, before adjustment	503,233	503,446
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	(3,854)	(6,069)

Net assets available for plan benefits	$499,379	$497,377

See accompanying notes to financial statements.

2

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2011 and 2010

(In thousands)

	2011	2010
Additions (reductions) to net assets attributed to:
Net (depreciation) appreciation in fair value of investments (note 3)	$(19,749)	$16,280
Interest and dividends	14,943	13,428

Net investment (loss) income	(4,806)	29,708

Contributions:
Participant	23,859	20,653
Employer	14,564	13,719

Total contributions	38,423	34,372

Interest on participant loans (note 4)	575	616
Plan transfers in (note 1)	—	1,075

Total additions (reductions), net	34,192	65,771

Deductions from net assets attributed to:
Distributions to participants	32,190	31,541

Total deductions	32,190	31,541

Net increase in net assets available for plan benefits	2,002	34,230
Net assets available for plan benefits, beginning of year	497,377	463,147

Net assets available for plan benefits, end of year	$499,379	$497,377

See accompanying notes to financial statements.

3

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The People’s United Bank 401(k) Employee Savings Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Mercer Trust Company (as “Trustee”) and Mercer HR Services (as “Recordkeeper”) (collectively “Mercer”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Compensation, Nominating and Governance Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, the People’s United Financial, Inc. Stock Fund and the Putnam S&P 500 Index Fund (through September 30, 2011), or any of a series of mutual funds investment options offered by the Plan. All of the Plan’s investments are participant-directed investments.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

4	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Effective January 1, 2010, the Community Bank & Trust Salary Savings Plan was merged with and into the Plan and assets totaling approximately $1.1 million were transferred into the Plan.

Effective January 1, 2011, employees of River Bank and Bank of Smithtown and their respective affiliates who became employees of People’s United Bank (or any of its affiliates) as a result of the merger of such banks, were eligible to become participants in the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

Effective July 1, 2011, employees of Danversbank who became employees of People’s United Bank (or any of its affiliates) as a result of the merger of the banks, were eligible to become participants in the Plan. The Plan was amended to credit certain employees vesting from prior service rendered to Danversbank, as defined.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, the Putnam S&P 500 Index Fund (substantially all of which is invested in a collective investment trust) and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

5	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan invests in a stable value fund through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a common collective trust fund consisting of investments in investment contracts with insurance companies and banks as well as synthetic investment contracts, and is stated at fair value which differs from contract value. Fair value of the Stable Value Fund is based on the fair value of the underlying investments.

The Plan applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by this authoritative guidance, investments in the accompanying statements of net assets available for plan benefits include fully benefit-responsive investment contracts recognized at fair value, with a corresponding adjustment to reflect these investments at contract value. Investment contracts are carried at contract value within the accompanying statements of changes in net assets available for plan benefits.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Fair Value Measurement of Investments

Investments are reported at fair value in the accompanying statements of net assets available for plan benefits. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

6	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the net asset value per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

7	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Collective Trust – Valued based on reported net asset value. If available, quoted market prices (net asset value) are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2011 or 2010.

(d)	Notes Receivable from Participants

Participant loans are accounted for in accordance with Accounting Standards Update 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that such loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

(e)	Payments of Distributions

Distributions to participants are recorded when paid.

(f)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

8	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(g)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During 2011 and 2010, $101,686 and $230,950 in forfeitures were used to reduce People’s matching contributions, respectively. There were no remaining forfeitures available to reduce future employer matching contributions at either December 31, 2011 or 2010.

(h)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 as well as reasons for such transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance was effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which were effective for the Plan on January 1, 2011. Adoption of the relevant provisions of this guidance is reflected, where applicable, throughout the notes to these financial statements.

In May 2011, the FASB issued amendments to its standards on fair value with the objective of establishing (i) a consistent definition of fair value and (ii) common requirements for the measurement of and disclosure about fair value between GAAP and International Financial Reporting Standards (“IFRS”). The amendments, which are generally consistent with existing fair value measurement principles contained in GAAP, do serve to expand the related disclosure requirements for fair value measurements and provide necessary clarifications in order to align with IFRS.

Specifically, the amendments include provisions relating to: (i) application of the highest and best use and valuation premise concepts; (ii) application of premiums and discounts, including blockage factors, in a fair value measurement; (iii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity; and (iv) additional disclosures about fair value measurements, including quantitative information (e.g. sensitivity analysis) about the unobservable inputs used for Level 3 items and the fair value hierarchy of items that are not measured at fair value in the statements of net assets available for plan benefits but whose fair value is required to be disclosed. These amendments, for which early adoption is not permitted, are effective prospectively for interim and annual periods beginning on or after December 15, 2011 (January 1, 2012 for the Plan) and are not expected to have a significant impact on the Plan’s financial statements.

9	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Investments

The following table presents the net (depreciation) appreciation in the fair value of investments (including investments bought, sold and held during the year) for the Plan years ended December 31, 2011 and 2010 (in thousands):

	2011	2010
Mutual funds	$(10,522)	$27,265
Putnam S&P 500 Index Fund	(2,361)	4,908
People’s United Financial, Inc. Stock Fund	(6,866)	(15,893)

Net (depreciation) appreciation	$(19,749)	$16,280

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows

(in thousands):

	2011		2010
Collective trust:
Putnam Stable Value Fund (contract value of $113,366 and $106,023, respectively)	$117,220		$112,092
Putnam S&P 500 Index Fund	(a	)	37,169
Common stock:
People’s United Financial, Inc. Stock Fund	79,284		83,647
Mutual funds:
Vanguard Institutional Index Fund	36,179		(a	)
PIMCO Total Return Fund	34,334		34,045
Artisan Mid Cap Fund	25,160		25,502

(a)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

10	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan, through its investment in the Stable Value Fund, has entered into a benefit-responsive investment contract. The Stable Value Fund, a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Mercer maintains participant contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts held by the Stable Value Fund are recorded at fair value, with a corresponding adjustment to contract value (as reported to the Plan by Mercer), because such investments are deemed to be fully benefit-responsive in that they provide that Plan participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The weighted average yield earned by the Stable Value Fund for the years ended December 31, 2011 and 2010 was 0.83% and 2.01%, respectively. The weighted average yield credited to participant accounts during that same period was 3.23% and 4.15%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. People’s does not believe that any of the aforementioned events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

11	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following tables set forth the fair value of Plan assets, by Level, within the ASC 820 fair value hierarchy, as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$60,388	$—	$—	$60,388
Balanced	59,362	—	—	59,362
Mid-cap	49,299	—	—	49,299
Large-cap	36,179	—	—	36,179
Fixed income	35,508	—	—	35,508
International	27,046	—	—	27,046
Small-cap	21,407	—	—	21,407
People’s United Financial, Inc.
Stock Fund	79,284	—	—	79,284
Putnam Stable Value Fund	—	117,220	—	117,220

Total	$368,473	$117,220	$—	$485,693

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$61,886	$—	$—	$61,886
Balanced	55,412	—	—	55,412
Mid-cap	47,505	—	—	47,505
International	34,720	—	—	34,720
Fixed income	34,045	—	—	34,045
Small-cap	19,432	—	—	19,432
People’s United Financial, Inc.
Stock Fund	83,647	—	—	83,647
Putnam S&P 500 Index Fund	36,240	929	—	37,169
Putnam Stable Value Fund	—	112,092	—	112,092

Total	$372,887	$113,021	$—	$485,908

12	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time. The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 12.00% at December 31, 2011 and 4.25% to 12.16% at December 31, 2010.

(5)	Employer and Participant Contributions

Effective January 1, 2009, participating employees could contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $16,500 in 2011 and 2010.

Participants who are age 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2011 and 2010, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $5,500. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings. At its discretion, People’s may increase its matching contributions to 5% of participant earnings for a calendar year. People’s made discretionary matching contributions of $0 and $936,400 in 2011 and 2010, respectively. Effective January 1, 2012, the discretionary match provisions of the Plan were eliminated.

13	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank Employees’ Retirement Plan that was closed to new participants effective August 14, 2006. At December 31, 2011 and 2010, the Plan recorded additional employer contributions receivable totaling $4,539,531and $3,748,519, respectively, representing amounts due from People’s as a result of this Plan amendment.

People’s matching contributions are made at the same time as participant contributions, while discretionary contributions and contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for plan benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

14	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated October 16, 2003, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2011	2010
Net assets available for plan benefits per financial statements	$499,379	$497,377
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	3,854	6,069

Net assets available for plan benefits per Form 5500	$503,233	$503,446

The following is a reconciliation of net investment (loss) income per the financial statements to the Form 5500 (in thousands):

	Years ended December 31,
	2011	2010
Total net investment (loss) income per financial statements	$(4,231)	$30,324
Plus: Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(2,215)	1,651

Total net investment (loss) income per Form 5500	$(6,446)	$31,975

15	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Mutual funds:
	Allianz NFJ Dividend Value Fund	1,223,874.791 shares	$14,013
	American Funds Europacific Growth Fund	308,655.128 shares	10,843
	American Funds Growth Fund of America	625,158.278 shares	17,955
	Artio International Equity Fund	699,110.945 shares	15,814
	Artisan Mid Cap Fund	764,038.789 shares	25,160
	Artisan Mid Cap Value Fund	1,082,895.361 shares	21,333
	Columbia Small Cap Value I I Fund	205,543.380 shares	2,750
	Davis New York Venture Fund	212,766.805 shares	6,983
	PIMCO Low Duration Fund	24,658.944 shares	254
	PIMCO Total Return Fund	3,158,639.891 shares	34,334
	Sentinel Small Company Fund	2,269,218.372 shares	16,906
	T. Rowe Price Growth Stock Fund	673,491.361 shares	21,437
	T. Rowe Price Retirement Income Fund	166,754.706 shares	2,159
	T. Rowe Price Retirement 2005 Fund	11,669.266 shares	130
	T. Rowe Price Retirement 2010 Fund	407,298.514 shares	6,118
	T. Rowe Price Retirement 2015 Fund	904,169.129 shares	10,470
	T. Rowe Price Retirement 2020 Fund	633,213.234 shares	10,074
	T. Rowe Price Retirement 2025 Fund	941,853.407 shares	10,907
	T. Rowe Price Retirement 2030 Fund	441,493.055 shares	7,302
	T. Rowe Price Retirement 2035 Fund	442,456.324 shares	5,159
	T. Rowe Price Retirement 2040 Fund	140,131.945 shares	2,322
	T. Rowe Price Retirement 2045 Fund	247,720.599 shares	2,732
	T. Rowe Price Retirement 2050 Fund	174,157.525 shares	1,611
	T. Rowe Price Retirement 2055 Fund	41,230.488 shares	377
	Vanguard Institutional Index Fund	314,488.822 shares	36,179
	Vanguard Mid Cap Index Fund	99,771.123 shares	2,807
	Vanguard Small Cap Index Fund	58,200.770 shares	1,751
	Vanguard Total Bond Market Index Fund	83,652.610 shares	920
	Vanguard Total International Stock Index Fund	14,840.515 shares	389

	Total mutual funds		289,189
	Putnam Stable Value Fund	113,365,265.729 shares	117,220
*	People’s United Financial, Inc. common stock	6,169,974.959 shares	79,284
*	Notes receivable from participants	2,595 participant loans Interest rates ranging from 4.25% to 12.00% Maturity dates of January 2012 to December 2026	12,300

	Total investments and loans (held at end of year)		$497,993

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

16

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP